Administrative Office:
6400 C Street SW
Cedar Rapids, IA 52499

November 7, 2025

U.S. Securities and Exchange Commission

100 F St N.E.

Washington, D.C. 20549-0506

Re:	Transamerica Financial Life Insurance Company (Registrant)
Transamerica Structured Index Advantage® Income Annuity NY
Initial Registration Statement on Form N-4 (File No. 333-291188)

Commissioners:

Please accept this letter as an amendment to the Registration Statement on Form N-4 (File No. 333-291188) as filed with the Securities and Exchange Commission on October 31, 2025, to include delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended, as follows:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.”

If you have any questions regarding this filing, please contact the undersigned at (720) 488-7884, or brian.stallworth@transamerica.com.

Sincerely,

/s/ Brian Stallworth
Brian Stallworth
Assistant General Counsel
Assistant Secretary
Transamerica Financial Life Insurance Company